Exhibit 99.1

Yirendai Reports Second Quarter 2019 Financial Results

BEIJING, Sept. 03, 2019 (GLOBE NEWSWIRE) — Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading fintech company in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Operational Highlights

Wealth Management—Yiren Wealth

•         Cumulative number of investors served reached 2,185,513, representing an increase of 1% from 2,159,490 in the first quarter of 2019 and compared to 1,974,984 in the second quarter of 2018.

•         Number of active investors in the second quarter of 2019 was 671,957, representing a decrease of 13% from 768,514 in the first quarter of 2019 and compared to 928,251 in the second quarter of 2018.

•         Total assets under management (“AUM”) for Yiren Wealth was RMB 43,604.2 million (US$ 6,351.7 million) as of June 30, 2019, representing a decrease of 7% from RMB 46,663.1 million as of March 31, 2019. Average AUM per investor reached RMB 149,480 (US$ 21,774) as of June 30, 2019, representing an increase of 7% from RMB 139,473 as of March 31, 2019.

•         AUM of non-P2P products amounted to RMB 354.3 million (US$ 51.6 million) in the second quarter of 2019, representing a decrease of 23% from RMB 457.7 million in the first quarter of 2019 and compared to RMB 951.0 million in the second quarter of 2018. Non-P2P products include money market funds, mutual funds and insurance.

Consumer Credit—Yiren Credit

•         Total loan originations in the second quarter of 2019 reached RMB 9.7 billion (US$1.4 billion), representing a decrease of 12% from RMB 10.9 billion in the first quarter of 2019 and compared to RMB 18.2 billion in the second quarter of 2018.

•         Cumulative number of borrowers served reached 4,491,466, representing an increase of 2% from 4,404,812 in the first quarter of 2019 and compared to 4,027,254 in the second quarter of 2018.

•         Number of borrowers in the second quarter of 2019 was 135,246, representing a decrease of 10% from 149,715 in the first quarter of 2019 and compared to 267,628 in the second quarter of 2018.

•         The percentage of loan volume generated by repeat borrowers was 35.9% in the second quarter of 2019.

•         52.5% of loan originations were generated online in the second quarter of 2019.

•         Remaining principal of performing loans reached RMB 58,071.3 million (US$8,459.0 million) as of June 30, 2019, representing a decrease of 8% from RMB 63,213.8 million as of March 31, 2019.

“We achieved another solid quarter of operation in both credit and wealth management business, in particular we gained strong momentum in working with our bank partners to diversify our funding source,” said Mr. Ning Tang, Chairman and Chief Executive Officer of Yirendai. “We are seeing strong demand from bank and institutional partners for our stable consumer loan assets, which demonstrated our industry leadership position and strong asset sourcing capabilities leveraging our online/offline network. Our technology enabling solution further strengthen our partnership with banks, we have successfully deployed our turn-key online lending solution to the Bank of Ningxia, which marks the first milestone of our fintech solution for financial institutions. On wealth management, as part of our business transition to an asset-allocation based online wealth management platform, Yiren Wealth launched a new brand and rolled out several new products including bank savings, insurance and target risk funds on our wealth management platforms. We also released the first asset allocation guide targeted at China’s mass affluent population. In the second half of 2019, we will continue to focus on diversifying our wealth management product portfolio, acquiring key talent as well as streamlining our operations to better serve our investors. On the regulation front, we have increased our registered capital to RMB 1 billion, to prepare ourselves for the potential upcoming regulatory trial program.”

“On credit performance and risk management, we saw slight volatilities in early delinquencies this quarter as a result of industry conditions and a declining loan balance,” said Mr. Huan Chen, Board of Director and Chief Risk Officer of Yirendai. “To improve our overall risk levels, we have been actively optimizing our product portfolio to reduce risk exposure and enhancing our risk data set to lower borrowers’ over-indebteness risk. Our integration with institutional bank funding could provide further risk performance improvement as we connect to PBOC credit system directly.”

“This quarter, we continue to maintain stable loan originations volume as we prioritize risk management and quality of asset growth,” said Mr. Dennis Cong, Senior V.P. of Yirendai. “Diversifying our funding source continues to be a top priority this year and we are pleased to announce that we have obtained close to RMB 30 billion line of credit from our institutional funding partners, thus we expect a significant portion of our new loan origination volume to be from institutional funding towards the end of 2019. This quarter, we maintained a healthy operating efficiency and profitability despite low business volume, our balance sheet remained strong with approximately RMB 3.1 billion of cash and short-term liquidity.”

Second Quarter 2019 Financial Results

Total amount of loans facilitated in the second quarter of 2019 was RMB 9,673.8 million (US$1,409.2 million), compared to RMB 18,180.3 million in the same period last year. As of June 30, 2019, the total outstanding principal amount of the performing loans was RMB 58.1 billion (US$8.5 billion), decreased by 8% from RMB 63.2 billion as of March 31, 2019.

Total net revenue in the second quarter of 2019 was RMB 2,216.6 million (US$322.9 million), compared to RMB 2,987.3 million in the same period last year. Revenue from Yiren Credit reached RMB 1,624.3 million (US$236.6 million), representing a decrease of 34% from RMB 2,455.7 million in the second quarter of 2018. Revenue from Yiren Wealth reached RMB 592.4 million (US$86.3 million), representing an increase of 11% from RMB 531.6 million in the second quarter of 2018.

Sales and marketing expenses in the second quarter of 2019 were RMB 1,208.6 million (US$176.1 million), compared to RMB 1,816.0 million in the same period last year. Sales and marketing expenses in the second quarter of 2019 accounted for 12.5% of the total amount of loans facilitated, as compared to 10.0% in the same period last year mainly due to a decrease in the amount of loans facilitated.

Origination and servicing costs in the second quarter of 2019 were RMB 162.9 million (US$23.7 million), compared to RMB 307.5 million in the same period last year. Origination and servicing costs in the second quarter of 2019 accounted for 1.7% of the total amount of loans facilitated, compared to 1.7% in the same period last year.

General and administrative expenses in the second quarter of 2019 were RMB 175.5 million (US$25.6 million), compared to RMB 504.2 million in the same period last year. General and administrative expenses in the second quarter of 2019 accounted for 7.9% of the total net revenue, compared to 16.9% in the same period last year mainly due to an expense of RMB 200.0 million related to the quality assurance program in the second quarter of 2018.

Allowance for contract assets and receivables in the second quarter of 2019 were RMB 500.9 million (US$73.0 million), compared to RMB 275.7 million in the same period last year. The increase was mainly attributable to changes in future collectability estimates.

Income tax expense in the second quarter of 2019 was RMB 61.9 million (US$9.0 million).

Net income in the second quarter of 2019 was RMB 154.5 million (US$22.5 million), compared to RMB 193.8 million in the same period last year.

Adjusted EBITDA (non-GAAP) in the second quarter of 2019 was RMB 239.9 million (US$35.0 million), compared to RMB 272.3 million in the same period last year. Adjusted EBITDA margin1 (non-GAAP) in the second quarter of 2019 was 10.8%, compared to 9.1% in the same period last year.

Basic income per ADS in the second quarter of 2019 was RMB 1.67 (US$0.24), compared to RMB 2.11 in the same period last year.

Diluted income per ADS in the second quarter of 2019 was RMB 1.66 (US$0.24), compared to RMB 2.09 in the same period last year.

1 Adjusted EBITDA margin is a non-GAAP financial measure calculated as adjusted EBITDA divided by total net revenue.

Net cash used in operating activities in the second quarter of 2019 was RMB 331.8 million (US$48.3 million), compared to net cash used of RMB 1,905.3 million in the same period last year.

As of June 30, 2019, cash and cash equivalents was RMB 2,706.5 million (US$394.3 million), compared to RMB 2,519.4 million as of March 31, 2019. As of June 30, 2019, the balance of held-to-maturity investments was RMB 9.5 million (US$1.4 million), compared to RMB 312.8 million as of March 31, 2019. As of June 30, 2019, the balance of available-for-sale investments was RMB 387.5 million (US$56.4 million), compared to RMB 1,187.6 million as of March 31, 2019.

Delinquency rates. As of June 30, 2019, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 1.1%, 1.8%, and 1.9%, respectively compared to 0.9%, 1.9%, and 1.7% as of March 31, 2019. The overall increase in delinquency rates was mainly due to the slower growth in loan volumes and volatile credit performance of the loans.

Cumulative M3+ net charge-off rates. As of June 30, 2019, the cumulative M3+ net charge-off rate for loans originated in 2016 was 9.2%, compared to 9.0% as of March 31, 2019. As of June 30, 2019, the cumulative M3+ net charge-off rate for loans originated in 2017 was 14.0%, compared to 12.7% as of March 31, 2019. As of June 30, 2019, the cumulative M3+ net charge-off rate for loans originated in 2018 was 8.7%, compared to 5.9% as of March 31, 2019.

Management Change                    Effective September 4, 2019, Mr. Dennis Cong, Co-CFO of Yirendai, will assume the role of Senior Vice President of Corporate Business Development and continue his responsibilities of new business development, capital markets and strategic planning. Ms. Jia Liu, Co-CFO of Yirendai will become the sole CFO of the Company.

Non-GAAP Financial Measures                   In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion                  This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.865 to US$1.00, the effective noon buying rate on June 28, 2019, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call                    Yirendai’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on September 3, 2019, (or 8:00 a.m. Beijing/Hong Kong Time on September 4, 2019).

Dial-in details for the earnings conference call are as follows:

International:	+65 6713-5091
U.S. Toll Free:	+1 866-519-4004
Hong Kong Toll Free:	800-906-601
China Toll Free:	400-620-8038
Conference ID:	4045996

A replay of the conference call may be accessed by phone at the following numbers until September 10, 2019:

International:	+61 2-8199-0299
U.S. Toll Free:	+1 646-254-3697
Replay Access Code:	4045996

Additionally, a live and archived webcast of the conference call will be available at ir.yirendai.com.

Safe Harbor Statement   This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yirendai   Yirendai Ltd. (NYSE: YRD) is a leading fintech company in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through online and offline channels to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit ir.Yirendai.com.

For investor and media inquiries, please contact:

Yirendai

Investor Relations

Email: ir@Yirendai.com

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	2,054,278	1,055,046	1,237,718	180,295	5,051,741	2,292,764	333,979
Post-origination services	303,757	296,279	241,321	35,152	584,875	537,600	78,310
Account management services	431,803	488,340	549,024	79,974	793,545	1,037,364	151,109
Others	197,445	140,743	188,577	27,469	321,794	329,320	47,971
Total net revenue	2,987,283	1,980,408	2,216,640	322,890	6,751,955	4,197,048	611,369
Operating costs and expenses:
Sales and marketing	1,816,005	1,127,945	1,208,647	176,059	3,971,967	2,336,592	340,363
Origination and servicing	307,524	172,123	162,945	23,736	572,137	335,068	48,808
General and administrative	504,175	257,707	175,534	25,569	1,026,279	433,241	63,109
Allowance for contract assets and receivables	275,706	191,104	500,861	72,959	510,707	691,965	100,796
Total operating costs and expenses	2,903,410	1,748,879	2,047,987	298,323	6,081,090	3,796,866	553,076
Other income/(expenses):
Interest income, net	21,314	23,875	25,213	3,673	49,648	49,088	7,150
Fair value adjustments related to Consolidated ABFE	140,549	34,998	5,787	843	147,620	40,785	5,941
Others, net	(6,347)	160,223	17,480	2,546	(6,923)	177,703	25,886
Total other income	155,516	219,096	48,480	7,062	190,345	267,576	38,977
Income before provision for income taxes	239,389	450,625	217,133	31,629	861,210	667,758	97,270
Share of results of equity investees	(2,705)	(4,957)	(816)	(119)	(5,029)	(5,773)	(841)
Income tax expense	42,916	76,534	61,856	9,010	126,495	138,390	20,159
Net income	193,768	369,134	154,461	22,500	729,686	523,595	76,270

Weighted average number of ordinary shares outstanding, basic	183,410,702	185,126,457	184,608,337	184,608,337	183,378,858	184,865,964	184,865,964
Basic income per share	1.0565	1.9940	0.8367	0.1219	3.9791	2.8323	0.4126
Basic income per ADS	2.1130	3.9880	1.6734	0.2438	7.9582	5.6646	0.8252

Weighted average number of ordinary shares outstanding, diluted	185,638,122	186,578,885	186,667,233	186,667,233	185,695,053	186,621,626	186,621,626
Diluted income per share	1.0438	1.9784	0.8275	0.1205	3.9295	2.8057	0.4087
Diluted income per ADS	2.0876	3.9568	1.6550	0.2410	7.8590	5.6114	0.8174

Unaudited Condensed Consolidated Cash Flow Data
Net cash used in operating activities	(1,905,334)	(658,435)	(331,829)	(48,336)	(2,722,370)	(990,264)	(144,248)
Net cash provided by/ (used in) investing activities	469,124	(249,931)	609,077	88,722	206,564	359,146	52,316
Net cash (used in)/provided by financing activities	(201,584)	493,389	(73,385)	(10,690)	34,990	420,004	61,180
Effect of foreign exchange rate changes	8,117	(2,196)	1,532	223	(2,859)	(664)	(97)
Net (decrease)/ increase in cash, cash equivalents and restricted cash	(1,629,677)	(417,173)	205,395	29,919	(2,483,675)	(211,778)	(30,849)
Cash, cash equivalents and restricted cash, beginning of period	3,626,324	3,034,484	2,617,311	381,254	4,480,322	3,034,484	442,022
Cash, cash equivalents and restricted cash, end of period	1,996,647	2,617,311	2,822,706	411,173	1,996,647	2,822,706	411,173

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2018	March 31, 2019	June 30, 2019	June 30, 2019
	RMB (Recast*)	RMB (Recast*)	RMB	USD

Cash and cash equivalents	2,606,939	2,519,423	2,706,530	394,250
Restricted cash	427,546	97,888	116,176	16,923
Accounts receivable	40,326	70,297	27,212	3,963
Contract assets, net	3,909,263	3,431,014	2,958,476	430,951
Contract cost	145,460	143,323	141,480	20,609
Prepaid expenses and other assets	2,552,319	1,221,074	1,142,757	166,460
Loans at fair value	1,375,221	851,406	677,354	98,668
Financing receivables	—	—	25,175	3,667
Amounts due from related parties	1,361,805	270,626	1,791,515	260,964
Held-to-maturity investments	329,597	312,768	9,542	1,390
Available-for-sale investments	835,565	1,187,588	387,519	56,449
Long term investments	217,636	167,428	143,047	20,837
Property, equipment and software, net	266,002	239,822	230,078	33,515
Deferred tax assets	184,136	156,322	149,269	21,744
Right-of-use assets	—	389,299	398,154	57,998
Total assets	14,251,815	11,058,278	10,904,284	1,588,388
Accounts payable	307,046	53,667	54,158	7,889
Amounts due to related parties	8,276,459	310,592	169,189	24,646
Liabilities from quality assurance program and guarantee	9,950	8,384	6,539	953
Deferred revenue	569,469	459,806	390,621	56,900
Payable to investors at fair value	626,207	7,386	—	—
Accrued expenses and other liabilities	2,193,576	2,154,786	2,265,288	329,976
Refund liability	2,145,748	2,137,835	2,039,998	297,159
Deferred tax liabilities	486,773	417,629	329,347	47,975
Lease liabilities	—	348,176	341,364	49,725
Contingent consideration	—	2,626,734	2,626,734	382,627
Total liabilities	14,615,228	8,524,995	8,223,238	1,197,850
Ordinary shares	77	77	77	11
Shares to be issued	—	2,754,444	2,754,444	401,230
Additional paid-in capital	1,293,968	1,081,499	1,106,153	161,129
Treasury stock	(254)	(5,694)	(37,097)	(5,404)
Accumulated other comprehensive income	16,390	13,160	18,367	2,676
Accumulated deficit	(1,673,594)	(1,310,203)	(1,160,898)	(169,104)
Total (deficit)/ equity	(363,413)	2,533,283	2,681,046	390,538
Total liabilities and equity	14,251,815	11,058,278	10,904,284	1,588,388

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of borrowers, number of investors and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB (Recast*)	RMB (Recast*)	RMB	USD	RMB (Recast*)	RMB	USD
Operating Highlights
Amount of investment	17,627,499	11,435,588	11,939,582	1,739,196	35,655,154	23,375,170	3,404,977
AUM of investment	74,296,263	67,251,285	64,476,635	9,392,081	74,296,263	64,476,635	9,392,081
Number of investors	314,507	200,780	157,973	157,973	529,962	320,054	320,054
Amount of loans facilitated	18,180,272	10,934,923	9,673,818	1,409,150	37,951,340	20,608,740	3,002,002
Number of borrowers	267,628	149,715	135,246	135,246	553,938	280,634	280,634
Remaining principal of performing loans	76,479,235	63,213,843	58,071,303	8,459,039	76,479,235	58,071,303	8,459,039

Segment Information
Wealth management:
Revenue	531,611	521,434	592,378	86,290	954,601	1,113,812	162,245
Sales and marketing expenses	249,748	143,904	213,168	31,051	948,681	357,072	52,013

Consumer credit:
Revenue	2,455,672	1,458,974	1,624,262	236,600	5,797,354	3,083,236	449,124
Sales and marketing expenses	1,566,257	984,041	995,479	145,008	3,023,286	1,979,520	288,350

Reconciliation of Adjusted EBITDA
Net income	193,768	369,134	154,461	22,500	729,686	523,595	76,270
Interest income, net	(21,314)	(23,875)	(25,213)	(3,673)	(49,648)	(49,088)	(7,150)
Income tax expense	42,916	76,534	61,856	9,010	126,495	138,390	20,159
Depreciation and amortization	37,144	32,502	31,112	4,532	75,397	63,614	9,266
Share-based compensation	19,766	14,699	17,732	2,583	39,299	32,431	4,724
Adjusted EBITDA	272,280	468,994	239,948	34,952	921,229	708,942	103,269
Adjusted EBITDA margin	9.1%	23.7%	10.8%	10.8%	13.6%	16.9%	16.9%

Delinquency Rates

	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2015	0.7%	1.2%	0.9%
December 31, 2016	0.6%	0.9%	0.8%
December 31, 2017	0.8%	1.0%	0.8%
December 31, 2018	1.0%	1.8%	1.7%
March 31, 2019	0.9%	1.9%	1.7%
June 30, 2019	1.1%	1.8%	1.9%

Online Channels
December 31, 2015	0.5%	0.8%	0.6%
December 31, 2016	0.5%	0.9%	0.8%
December 31, 2017	1.1%	1.1%	0.9%
December 31, 2018	1.2%	2.3%	2.2%
March 31, 2019	1.2%	2.6%	2.4%
June 30, 2019	1.4%	2.2%	2.6%

Offline Channels
December 31, 2015	0.7%	1.2%	1.0%
December 31, 2016	0.6%	0.9%	0.8%
December 31, 2017	0.6%	0.9%	0.7%
December 31, 2018	0.9%	1.6%	1.5%
March 31, 2019	0.8%	1.6%	1.5%
June 30, 2019	1.0%	1.6%	1.7%

Net Charge-Off Rate for Upgraded Risk Grid

Loan Issued Period	Customer Grade	Amount of Loans Facilitated During the Period		Accumulated M3+ Net Charge-Off as of June 30, 2019	Total Net Charge-Off Rate as of June 30, 2019
		(in RMB thousands)		(in RMB thousands)
2015	I	4,894,936	0	204,257	4.2%
	II	17,502,449	0	490,328	2.8%
	III	11,272,838	0	715,240	6.3%
	IV	11,283,656	0	1,362,071	12.1%
	V	11,199,563	0	1,725,698	15.4%
	Total	56,153,444	0	4,497,593	8.0%
2016	I	5,858,473	0	229,407	3.9%
	II	12,781,372	0	516,174	4.0%
	III	9,951,614	0	734,157	7.4%
	IV	8,652,543	0	911,659	10.5%
	V	16,981,990	0	2,582,818	15.2%
	Total	54,225,993	0	4,974,216	9.2%
2017	I	11,223,886	0	626,827	5.6%
	II	12,270,230	0	1,369,026	11.2%
	III	13,837,922	0	2,015,072	14.6%
	IV	13,663,558	0	2,186,320	16.0%
	V	19,680,365	0	3,720,647	18.9%
	Total	70,675,961	0	9,917,892	14.0%
2018	I	9,604,220	0	361,355	3.8%
	II	14,656,703	0	961,532	6.6%
	III	13,903,094	0	1,190,224	8.6%
	IV	13,812,989	0	1,511,587	10.9%
	V	11,326,230	0	1,513,789	13.4%
	Total	63,303,236	0	5,538,487	8.7%
2019Q1	I	1,834,364	0	3,213	0.2%
	II	3,309,340	0	11,289	0.3%
	III	2,617,979	0	11,815	0.5%
	IV	1,866,640	0	8,316	0.4%
	V	1,306,600	0	6,983	0.5%
	Total	10,934,923	0	41,617	0.4%

M3+ Net Charge-Off Rate

Loan Issued Period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2015Q1	0.8%	2.0%	3.5%	4.7%	5.8%	6.5%	7.1%	7.5%	7.7%	7.8%	7.8%
2015Q2	0.8%	2.3%	3.8%	5.2%	6.4%	7.3%	8.0%	8.3%	8.5%	8.7%	8.8%
2015Q3	0.4%	1.6%	3.1%	4.4%	5.6%	6.5%	7.2%	7.6%	7.9%	8.2%	8.4%
2015Q4	0.4%	1.6%	3.1%	4.4%	5.5%	6.3%	6.9%	7.4%	7.9%	8.3%	8.6%
2016Q1	0.3%	1.2%	2.5%	3.6%	4.5%	5.2%	5.8%	6.5%	7.0%	7.4%	7.6%
2016Q2	0.4%	1.6%	3.1%	4.3%	5.2%	6.0%	6.8%	7.6%	8.1%	8.4%	8.7%
2016Q3	0.3%	1.6%	3.1%	4.3%	5.4%	6.6%	7.8%	8.6%	9.2%	9.5%
2016Q4	0.2%	1.5%	2.9%	4.4%	5.9%	7.4%	8.4%	9.3%	10.0%
2017Q1	0.3%	1.5%	3.2%	5.1%	7.1%	8.6%	9.8%	10.8%
2017Q2	1.1%	2.9%	5.6%	8.4%	10.4%	12.1%	13.5%
2017Q3	0.3%	2.9%	6.3%	9.1%	11.6%	13.6%
2017Q4	0.5%	3.8%	7.2%	10.5%	13.2%
2018Q1	0.4%	3.0%	6.6%	10.1%
2018Q2	0.5%	3.6%	7.4%
2018Q3	0.3%	2.9%
2018Q4	0.3%